FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Relevant fact dated November 2, 2010.

RELEVANT FACT
Further to the relevant fact communications dated September 15, 2010 (registry number 130385) and October 13, 2010 (registry number 131461), Banco Santander, S.A. informs that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the “Santander Dividendo Elección” program is carried out ended on October 29.
During the period set for that purpose, the holders of 16.03% of the free allotment rights have accepted the irrevocable undertaking to acquire free allotment rights assumed by Banco Santander. Consequently, Banco Santander has acquired 1.320.768.885 rights for a total gross consideration of 157,171,497.32 Euros. Banco Santander has waived the free allotment rights so acquired.
The holders of the remaining 83.97% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of 0.5 Euros of face value issued in the free-of-charge capital increase is 88,713,331, corresponding to 1.08% of the share capital, and the amount of the capital increase is 44,356,665.50 Euros. The value of the remuneration corresponding to the shareholders who have requested new shares amounts to 823,437,138.34 Euros.
It is envisaged that the authorization for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on November 5, 2010, so that ordinary trading of such shares in Spain will commence on November 8. Admission to listing of the new shares in the other Stock Exchanges where Banco Santander is listed shall also be requested.
Boadilla del Monte (Madrid), November 2, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 2nd, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President